FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

The Royal Bank of Scotland Group plc                                29 May 2007

Acquisition  of Global  Wholesale  Businesses,  LaSalle  Bank and  International
Retail Businesses of ABN AMRO for EUR27.2 billion (GBP18.5 billion)

The Royal Bank of Scotland Group plc ("RBS"), Fortis and Santander (collectively
"the  Banks") are today  confirming  the terms of their  proposed  Offer for ABN
AMRO. As a result of this proposed  Offer,  it is intended that RBS will acquire the  Global  Wholesale  Businesses  (including  the  Netherlands  but  excluding
Brazil),   LaSalle  Bank  and  International   Retail  Businesses  of  ABN  AMRO
(collectively "the ABN AMRO Businesses") for a consideration of EUR27.2 billion.
RBS believes that this  transaction  will provide  enhanced growth prospects and attractive financial returns.  Full details of the proposed Offer are set out in the Press Release accompanying this announcement.

Sir Fred Goodwin, Group Chief Executive, said:

"Given the natural  assumption  that a consortium  approach  would bring further complexity,  we are  pleased  to set  out a  straightforward  proposal  that  is attractive to our own shareholders as well as those of ABN AMRO."

RBS will issue its trading  statement in respect of the first six months of 2007 on Tuesday 5 June. The Group continues to perform well in 2007 and we expect the rate of  underlying  earnings  growth in the first six  months of the year to be slightly higher than that implied by the consensus  earnings*  forecast of 72.1p for the full year.

* Underlying earnings excluding  integration costs and amortisation of purchased intangible assets.

1. Enhanced Growth Prospects

The  acquisition  of the ABN  AMRO  Businesses  will  enhance  the  RBS  Group's prospects for growth,  both by enabling it to accelerate existing strategies for growth and by providing attractive new opportunities.

Global Wholesale Businesses

The combination of RBS Global Banking &  Markets (GBM) and ABN AMRO's Global
Wholesale Businesses will create a leading corporate and institutional  business with  both  scale and  global  reach,  and with  significantly  enhanced  growth prospects.

GBM has over recent years  established a strong  platform for growth outside the
UK in Continental  Europe,  the US and the  Asia-Pacific  region,  with scale in financing and risk management products and with deep customer relationships. GBM is now focused on  leveraging  this platform by adding new customers in existing geographic areas and by achieving  greater  geographic  reach. ABN AMRO's Global
Wholesale  Businesses,  while lacking  scale in some  important  products,  have extensive  geographic  reach and large but relatively  under-developed  customer franchises in Continental Europe, the US and Asia. In the combined business, GBM will generate greater value from ABN AMRO customer relationships by applying its relationship-driven  model,  which has delivered  greatly  superior  revenue per customer and revenue per employee metrics.

ABN AMRO is one of a relatively  small number of banks with a strong  capability in  international  cash  management,  payments  and trade  finance.  These are '
sticky'  products,  often the foundation of long-term  relationships  which will provide opportunities for GBM to sell other, higher value products. In addition,
GBM will be able to enhance its  customer  relationships  by offering ABN AMRO's stronger products and capabilities in cash management and trade finance.

A current  objective for GBM is to increase its exposure to high growth  markets in Asia and the Middle East.  The  acquisition  of ABN AMRO's  Global  Wholesale
Businesses will enable GBM to make substantial  progress on this objective,  and will give GBM  opportunities  to sell a broader  range of products to ABN AMRO's large but relatively  under-developed corporate customer base in these areas. At the same time,  the  acquisition of the ABN AMRO  Businesses  will enable GBM to increase its  exposure to high growth areas such as emerging  markets and equity derivatives.

In Latin  America,  RBS will acquire ABN AMRO's  global  clients,  and corporate customers and branch network except in Brazil.  Although  relatively small, this
presence  and   capability   in  Latin   America  will  enable  GBM  to  enhance
relationships with corporate customers operating in this region.

The combined business will have top 5 positions across a broad range of products and a presence  in over 50  countries.  It will be ranked the number 1 corporate and institutional  bank in the UK and Continental Europe and the number 5 in the
US and Asia,  by client  numbers.  This  combination  of product  strengths  and
leading  customer  franchises  globally  will  give  GBM  enhanced   competitive
advantage in a market that is consolidating,  and will provide a strong platform for organic growth.

LaSalle Bank

The  combination  of Citizens  and LaSalle will create a leading bank in the US, with a good balance  between retail and commercial  banking,  a strong  presence across a region including 32% of the US population and 32% of US businesses, and top 10 rankings across a broad range of retail and commercial banking products.

A key  strategic  objective  for  RBS has  been to  increase  its  presence  and capabilities in the US  mid-corporate  market,  since this market has attractive returns and relatively  few banks have both the product skills and  distribution capacity to serve this market effectively.  The acquisition of LaSalle, with its strong focus on  middle-market  companies,  will enable RBS to  accelerate  this strategy and build a leading  capability in the mid-corporate  market in the US, with excellent prospects for growth.

At the same time,  Citizens will use its proven skills in retail banking to gain more value from the combined branch network and leading  positions,  by share of deposits, in Illinois and Michigan.

RBS  America,  including  the combined  Citizens  and LaSalle,  and the combined wholesale banking activities,  will be the fifth largest banking business in the
US by assets and, given its strength and breadth of capability, will have a wide range of opportunities for organic growth.

International Retail Businesses

In Asia, RBS has a strongly growing wealth management business,  located in Hong
Kong and  Singapore,  which  serves the  rapidly  growing  numbers  of  affluent customers in the region, and has established partnership businesses with Bank of
China in credit cards and wealth management. Across ABN AMRO's branch network in
Asia, the Middle East and Europe are retail activities,  offering retail banking products  including  current  accounts and credit cards, and an affluent banking proposition.  While these retail activities are thinly spread, RBS believes that there will be opportunities to build businesses in selected countries with large populations and high growth rates, accelerating RBS's wealth management strategy and adding the capability to distribute  credit cards, and potentially a broader product range.

Diversification by Geography

The acquisition of the ABN AMRO  Businesses will reduce RBS's  dependency on the
UK and will  strengthen  its platform for growth outside the UK. On the basis of
2006 results, and full transaction  benefits,  the proportion of RBS's operating profit coming from outside the UK would increase from 42% to approximately 54%.

2. Attractive Financial Returns

The total  consideration  payable by the Banks to ABN AMRO  shareholders will be
EUR71.1 billion (GBP48.2 billion)(1).  Of this total, RBS will contribute 38.3%, or EUR27.2 billion (GBP18.5 billion) to buy the ABN AMRO Businesses.

To finance its acquisition of the ABN AMRO  Businesses(2),  RBS expects to issue
1,603 million new RBS shares and to contribute  EUR12.7 billion (GBP8.6 billion)
in cash  (approximately  EUR6.2  billion  of which  will be raised as new Tier 1 capital).

It is estimated that, in 2006, before allocation of shared assets,  the ABN AMRO
Businesses  together generated profit before tax of EUR1,724  million(3),  on an
IFRS basis.

The combination of RBS's and ABN AMRO's overlapping and complementary businesses creates the opportunity for significant cost savings and revenue  benefits.  RBS believes  that it will deliver cost  savings  amounting to EUR2,009  million (or
EUR2,091  million,  including its share of central cost savings),  or 27% of the costs  associated  with  the  ABN  AMRO  Businesses,  and net  revenue  benefits amounting to EUR853  million,  or 9% of the income  associated with the ABN AMRO
Businesses,  in the third year after  completion of the  transaction.  The total cost of delivering  the  transaction  benefits is expected to be EUR4.0  billion
(including RBS's share of central integration costs). These expected transaction benefits,  and the cost of achieving  them, have been subject to external review and challenge.

After completion of the acquisition,  expected to be around the end of 2007, the
RBS Group's Tier 1 ratio is expected to be approximately 7.2%, with a preference content  temporarily  increased to approximately  36%(4).  Longer term, RBS will continue  to  target a Tier 1 ratio of  approximately  7.5%,  with a  preference content in the range 25% to 30%.

The  consideration to be paid by RBS for the ABN AMRO Businesses  represents 7.8 times  consensus  earnings(5)  of the ABN AMRO  Businesses  for 2007,  plus full post-tax transaction benefits.

On RBS's forecasts for business growth and  transaction  benefits,  the internal rate of  return  on the  acquisition  of the ABN AMRO  Businesses  will be 16.2%
post-tax, well above the Group's hurdle rate of 12% post-tax. The acquisition is expected to deliver a post-tax  return on investment of 13.5%(6) in 2010, and to increase Group earnings per share by 0.9% in 2009 and by 7.3% in 2010.

3. Global Wholesale Businesses

ABN AMRO's Global Wholesale Businesses

ABN AMRO has a large wholesale banking business with a global footprint.  It has corporate  banking  operations  in 53  countries.  In  addition  to  established positions with large numbers of customer relationships in Europe and the US, ABN
AMRO is present in emerging  markets  through offices in 11 countries in Asia, 5 countries in Eastern Europe and 7 countries in Latin America.

ABN AMRO is one of a relatively small number of banks with the global reach and product capability to be effective in international cash management, payments and trade finance.  Through these transactional banking products, ABN AMRO has been able to establish large numbers of corporate and institutional customer relationships globally.  However, many of these relationships are relatively under-developed, reflecting ABN AMRO's insufficient strength in many of the financing and risk management products which are most relevant and complementary for these customers.

In  addition  to  its   international   activities   with  large  corporate  and
institutional customers, ABN AMRO has extensive relationships with mid-corporate customers in Continental Europe, Asia, the Middle East and, through LaSalle, the
US.

The  businesses  which RBS will  acquire are those that  constituted  ABN AMRO's
Wholesale Client Services (WCS) Business Unit in 2005 (including the Netherlands but excluding  Brazil) and the product  capabilities  serving  wholesale clients within the Global Markets and  Transaction  Banking  Product  Business Units. In
2006, WCS customers were transferred to the regional Business Units,  except for the largest customers which were maintained in the Global Clients Business Unit.
In 2007,  Global  Clients  customers  have also been  allocated  to the regional
Business  Units.  RBS  estimates  that ABN AMRO's  Global  Wholesale  Businesses together  generated  income of EUR5,861  million and profit before tax of EUR630 million in 2006, on an IFRS basis.

Strategic Rationale

There is a strong  strategic  fit  between GBM and ABN AMRO's  Global  Wholesale
Businesses.  GBM has considerable strength across a broad range of financing and risk  management  products  and an  industry-leading  cost:income  ratio of 40%, reflecting  deep client  relationships  and strong income per customer  metrics.
However,  whilst GBM has been expanding its international reach in recent years, it still has limited presence outside major financial  centres.  The acquisition of ABN AMRO's global branch network will enable GBM to accelerate this expansion relative to its current  strategy,  under  which the  establishment  of a global branch  network  and  customer  base would take a  significant  period and would require significant investment.

ABN AMRO's considerable reach,  through its global branch network,  supports its strength in  transactional  products such as  international  cash management and trade finance.  ABN AMRO is also strong in  faster-growth  but more  specialised areas including equity  derivatives and emerging  markets.  However,  ABN AMRO's lack of depth and scale in some  important  products has led to relatively  weak income per customer and per employee,  resulting in a high estimated cost:income ratio for its Global Wholesale Businesses of 89% in 2006.

RBS's  relationship-driven  model and focus on deepening customer  relationships enabled it to generate  income of over GBP1  million  from each of more than 700
large  customers  in  2006.  GBM  believes  that  this  revenue   generation  is
significantly  above the level  achieved  by ABN AMRO  from its  Global  Clients franchise. For these equivalent customer groups, GBM estimates that it generated
1.7 times the income per customer of ABN AMRO and 2.6 times the income per front office employee of ABN AMRO.

RBS will deepen customer  relationships  and increase  revenues per customer and per  employee  across  ABN  AMRO's  extensive  base of large  and  mid-corporate customers.  To achieve  this,  GBM will apply its  relationship-driven  model in which  relationship  managers are enabled and incentivised to deliver the bank's full  range  of  products  and  services  from  debt  capital  markets  to  cash management.  The RBS model  focuses on the  overall  profitability  of  customer relationships and encourages a collaborative  approach between  relationship and
product   teams.   The  model  is   supported   by  clear   client  and  revenue
accountabilities,  transparent  incentives for collaboration,  a focus on higher value added income streams and a simple organisation  structure which encourages the development of cross-product customer solutions.

In addition to the application of its relationship management model, GBM will be able to create  additional  value from ABN  AMRO's  customer  franchise  through leveraging  its  strengths in the product  areas that are both most  relevant to large  corporate and  institutional  customers and which offer the highest value revenue  streams,  for  example  in  structured  finance,  risk  management  and securitisation. GBM brings the requisite scale and strength in these key product areas that ABN AMRO lacks.

The  combined  business  will have  product  leadership  across a broad range of corporate  banking  products,  benefiting from the complementary and overlapping product  strengths of GBM and ABN AMRO. The combined business will rank third in all bonds and loans globally,  first in global  securitisations,  global project finance  and all  international  bonds,  second in emerging  markets  syndicated credits,  third in foreign exchange and fifth in international  cash management.
It will also be a leading player in the global interest rate derivatives market, where GBM has had particular  success in the distribution of sophisticated  risk management products to its large and mid-corporate customers.

Ranking by Product

GBM Strengths                        GBM         ABN AMRO               GBM +
                                                                     ABN AMRO
Global All Bonds and Loans            #6              #17                  #3
Foreign Exchange                      #4              #12                  #3
Global Securitisations                #2              #18                  #1
European Leveraged Loans              #2              #16                  #1
Global Project Finance                #1               #5                  #1
EMEA Syndicated Loans                 #1               #9                  #1

ABN AMRO Strengths                   GBM         ABN AMRO               GBM +
                                                                     ABN AMRO
Euro Denominated Bonds                #8               #4                  #1
International Covered Bonds          #18               #1                  #1
Emerging Mkts Syndicated Credits     #31               #2                  #2
International Cash Management        #28               #6                  #5

                                     GBM         ABN AMRO               GBM +
GBM + ABN AMRO Strengths                                             ABN AMRO
All international bonds               #8              #10                  #1
Asia-Pacific Syndicated Loans        #13              #15                  #5
US Syndicated Loans                   #8              #18                  #7

Source: Dealogic, Thomson Financial, Euromoney polls

The combined  business will be well  diversified by geography  across the United
Kingdom, the rest of Europe, the US and Asia-Pacific,  with a small contribution from Latin  America.  Within  these  regions,  the combined  business  will have considerable  local  presence  through which to distribute  its strong and broad product offering.

In Europe, including the UK, the combined business will consolidate its position as the leading  wholesale and fixed income bank. GBM will apply its relationship model and  product  strengths  to  deepen  ABN  AMRO's  extensive  franchise  in
Continental  Europe with large corporate and financial  institutions,  while ABN
AMRO's  international cash management,  payments and trade finance products will enable GBM to enhance its customer relationships. ABN AMRO's local presence will enable GBM to extend from the largest  corporates and financial  institutions to the middle market,  and to extend  geographically  into fast growing  markets in
Eastern Europe and the Middle East. The combination of the two banks' structured
investor  products  capabilities  and  distribution   platforms  will  create  a
significantly  stronger  business with good prospects for growth in an expanding market.

In North  America,  GBM has been  implementing  a strategy with the objective of becoming  a top 5  corporate  bank.  The  combination  with  ABN  AMRO's  Global
Wholesale  Businesses will enable GBM to accelerate the  implementation  of this
strategy.  The  combined  product  strengths,   including  the  capital  markets
expertise of RBS Greenwich  Capital,  will enable the combined group to generate increased revenues from the existing GBM and ABN AMRO client bases. The business will build on the  combined  industry  sector  strengths  of GBM and ABN AMRO in consumer products,  retail, healthcare,  industrials,  energy and utilities, and will leverage their complementary strengths in real estate financing to create a leading  business in this area. In addition to the  significant  opportunity  to grow the large  corporate  and  institutional  franchise in the US, the combined business will be able to deliver a full range of financial  and risk  management solutions to mid-corporate  customers,  including the combined  customer base of
Citizens and LaSalle.

In Asia, the combined GBM and ABN AMRO wholesale businesses have the capacity to build a  significant  regional  corporate  bank.  As in the US and  Europe,  the combined business will seek to increase the depth of ABN AMRO's current customer franchise by applying GBM's business  model.  ABN AMRO's existing local presence and  infrastructure  in key  markets  with  strong  growth  will  enable  GBM to accelerate  significantly  its plans for  developing  business with customers in
India,  South Korea and  Taiwan.  In  addition,  there is a  significant  growth opportunity  to  develop  ABN AMRO's  emerging  markets  and equity  derivatives products for GBM's customers globally.

In Latin America, ABN AMRO has established presence and customer  relationships.
The  combined  business  will  deepen  these  relationships,  in  particular  by leveraging GBM's strengths in natural resources and project finance. GBM has had significant  success in developing  customer  relationships  in Iberia,  and the presence  and  capabilities  in Latin  America  will enable it to support  these customers' substantial activities in the region.

The combined business will be the third largest corporate and institutional banking and markets business globally by fixed income revenues (revenues from all areas except M&A advisory, cash equity and asset management businesses).  By client numbers, it will rank first in the United Kingdom and Continental Europe, fifth in the US and fifth in Asia-Pacific excluding Japan.

Customer Numbers and Ranking

Relationships with Large Corporates and  GBM   ABN AMRO  GBM + ABN     GBM +
Financial Institutions                                        AMRO  ABN AMRO
UK                                       270        100        290        #1
Continental Europe                       160        250        320        #1
US                                       200        300        400        #5
Asia-Pacific (excluding Japan)            20        200        200        #5

Source: RBS estimates

Business Plan

The  management  team of GBM has developed a clear and detailed  roadmap for the integration  of ABN AMRO's  wholesale  client  businesses.  GBM will  follow the
Group's established integration  principles:  minimising disruption to customers and customer-facing activities, retaining the best talent from each organisation through a fair  appointment  process based on merit and  competencies,  creating single  global  platforms  and creating the  capability  for future growth while maintaining leading efficiency ratios.

The integration of GBM and ABN AMRO's Global Wholesale Businesses will be led by a management  team including many who were actively  involved in the integration of NatWest.

During the first 45 days after  completion of the proposed Offer,  GBM will work with the  management of ABN AMRO to verify and expand the  information  received and  assumptions  made on the basis of the limited due diligence  access granted before  completion.  By Day 45, GBM intends to have validated a base-lined  plan for the achievement of synergies. This plan will form the basis for consultation with employee bodies and regulators.

GBM will review ABN AMRO's  activities  in markets  where it does not  currently operate  and  intends to  continue  ABN AMRO's  progress  in  aligning  the cash equities  business to support its  enlarged  and  growing  activities  in equity derivatives.

Transaction Benefits

GBM believes that it will be able to generate significantly higher revenues from
ABN AMRO's customer  franchise by leveraging the combined  businesses'  enhanced product  strengths  and by  applying  its proven  management  capabilities.  RBS believes that it will also be able to achieve  substantial  cost savings through de-duplication of infrastructure and support activities.

GBM  expects to deliver  transaction  benefits  which will  increase  its profit before  tax by  EUR2,042  million  in the third  year  after  completion  of the transaction.  Of this total,  GBM  estimates  that cost  savings  will amount to
EUR1,300 million and that net revenue  benefits (after  associated costs and bad debts,  and allowing for  attrition)  will increase  profit before tax by EUR742 million.  These  expected  transaction  benefits  have been  subject to external review and challenge.

GBM will deepen customer  relationships  and increase  revenues per customer and per employee across ABN AMRO's large and mid-corporate customer base. To achieve this, GBM will apply its relationship-driven model and the techniques which have enabled it to deliver  superior  revenue per  customer  and revenue per employee metrics and a cost:income ratio of 40%. At the same time, RBS will have stronger
capabilities  in  international  cash  management  and  trade  finance,   equity
derivatives and emerging markets to offer to its customers.

There is some  overlap  between  the  customer  franchises  of RBS and ABN AMRO, particularly in the UK. However,  due to the complementary  product propositions of  the  two  businesses,  revenue  losses  are  expected  to  be  limited,  but conservative allowances for these potential revenue losses have been made.

The expected net revenue  benefits of EUR742 million per annum  represent 13% of
ABN AMRO's  relevant  revenues  and 5% of GBM and ABN AMRO's  combined  relevant revenues.

                                                 Net Revenue      Number of
                                            Benefits in 2010    Initiatives
Global Banking                                       EUR137m              7
Global Markets                                       EUR477m             12
Transaction Banking                                  EUR128m             11
Overall impact on profit before tax                  EUR742m             30

The  combination of GBM and ABN AMRO's Global  Wholesale  Businesses will enable substantial  cost savings to be achieved,  as RBS  implements a single  business architecture.  Cost savings will be achieved by  de-duplication  of IT platforms and supporting  infrastructure.  RBS's existing IT platform will be used for the majority  of products  and  functions,  but it is expected  that the IT platform supporting  ABN AMRO's cash  management  and trade finance  business,  as a core strength of that global business, will be retained.

Further cost savings will be achieved by streamlining  combined functions across operations,  finance, risk, human resources and other support areas, and through procurement  (where RBS is  acknowledged  to be a leader  globally) and property efficiencies. It is also expected that cost savings will be achieved by bringing in-house certain operations which ABN AMRO has outsourced to external providers.

Additional cost savings will be achieved by the elimination of overlaps in front office trading and support  functions,  as trading  activities are  consolidated
into  regional   centres,   while  minimising   disruption  to   customer-facing
activities.

The expected cost savings  resulting from these  initiatives  amount to EUR1,300 million per annum,  representing 25% of ABN AMRO's relevant  expenses and 14% of
GBM and ABN AMRO's relevant expenses. The four principal areas of de-duplication and efficiency saving are set out below:

                                         Cost Savings             Number of
                                              in 2010           Initiatives
Front office                                  EUR379m                    10
IT and operations                             EUR632m                    27
Functional support                            EUR166m                    16
Procurement and property                      EUR123m                     5
Total cost savings                          EUR1,300m                    58

The total of EUR1,300  million is split EUR1,060  million from global  corporate and institutional  businesses  (including  supporting IT and infrastructure) and
EUR240 million from mid-corporate and commercial businesses.

GBM is the most efficient business in its peer group with a cost:income ratio of
40% in 2006. The combination  with ABN AMRO's Global  Wholesale  Businesses will initially  increase  the  combined  business's  cost:income  ratio  to 59%,  but delivery of the promised  transaction benefits will reduce the cost:income ratio to approximately 51% - higher than GBM now, but still market leading.

4 LaSalle Bank

LaSalle Bank

LaSalle operates commercial and retail banking businesses across Michigan and in the Greater  Chicago area of  Illinois.  LaSalle is the largest bank in Michigan and the second  largest in Chicago,  ranked by deposits.  The company also has a small presence in Indiana. In total the company operates over 400 bank branches.

LaSalle's  focus is on commercial  banking.  In its home markets of Illinois and
Michigan it has major positions in lending to middle-market  companies.  LaSalle has  excellent  products  to offer  its  commercial  customers  in  addition  to traditional  deposits  and  lending,  including  treasury  and  cash  management products, international trade and foreign currency services.

In addition to its  commercial  banking  activities  in Illinois  and  Michigan,
LaSalle offers a range of commercial  banking products and services  nationally.
These  include  commercial   lending,   commercial  real  estate,   leasing  and
asset-based  lending.  LaSalle serves  corporate  customers from a network of 24 offices across the US.

At 31 December 2006, LaSalle had assets of $125 billion.  The total portfolio of loans and leases  amounted to $64.8 billion and deposits were $62.2 billion.  In
2006,  LaSalle  generated  income of $4,041  million  and profit  before tax and extraordinary items of $1,228 million, on a US GAAP basis.

Strategic Rationale

There is a compelling  strategic  rationale for the  combination of Citizens and
LaSalle,  driven by complementary business strengths and customer franchises and excellent  geographic fit. The combination of Citizens and LaSalle will create a leading retail and commercial bank in the US. With  advantages  arising from the combination of Citizens'  expertise in retail banking and LaSalle's expertise in commercial  banking,  and from scale in  customer  numbers and across a range of retail and commercial  products,  the combined bank will have many opportunities for growth.

There is an excellent  balance between the business mix of Citizens and LaSalle.
LaSalle is strong in  commercial  banking  whilst  Citizens  is strong in retail banking. The combined business will be well balanced between these two principal business lines.

Loans $bn                 Citizens             LaSalle              Total
at Dec 06
Retail                75.6        71%      17.2        27%     92.8       54%
Commercial            29.3        28%      46.9        72%     76.2       45%
Other                  1.1         1%       0.7         1%      1.8        1%
Total                106.0       100%      64.8       100%    170.8      100%

RBS has already  identified the US  mid-corporate  and  commercial  market as an important  opportunity  for growth.  This  market  offers  attractive  financial returns,  and relatively few banks have the combination of product strengths and distribution capacity to serve this market effectively.

LaSalle's  greater  strength in  commercial  banking  will  enable the  combined business  to  accelerate  delivery of RBS's  stated  ambition to become a strong force in mid-corporate and commercial  banking in the US,  leveraging  Citizens'
and LaSalle's  distribution  capacity and the product  strengths of the enlarged
RBS Group's  combined  wholesale  banking  activities  in the US,  including RBS
Greenwich Capital.

LaSalle's  national  commercial  businesses  will  extend  Citizens'  and  GBM's distribution  capacity across the US. LaSalle has particular sector strengths in healthcare,  energy and  surface  transportation,  which will  complement  GBM's
sector  focus  in  the  US  and  will  provide   additional   opportunities  for
distribution  nationally  of  GBM's  financing  and  risk  management  products.
LaSalle's  commercial real estate and leasing  businesses will complement  GBM's existing strengths in these areas.

The combined  business will have the  opportunity  to build on LaSalle's  wealth management proposition, which is currently targeted at the owners and executives of businesses that form part of LaSalle's commercial franchise.

There is an excellent  geographic  fit between  Citizens' and  LaSalle's  retail franchises.  LaSalle is strong in Illinois and Michigan where  Citizens  already has 260 branches,  but lower market shares than LaSalle.  The combined  business will have leading  positions  across 13 adjacent states in the north eastern and midwestern US.

The combined  business will have top 10 positions across a broad range of retail and commercial banking products.  In retail banking, it will be sixth largest in deposits and seventh in secured personal lending, including home equity lending.
In commercial banking, it will be sixth largest in lending and fifth in leasing.
The combined  business  will gain  competitive  advantage  from the strength and breadth of the capability it can offer customers.

Ranking                        Citizens            LaSalle  Citizens +LaSalle
Distribution
Branches                             #8                #25                 #7
Supermarket branches                 #2                n/a                 #2
ATMs                                 #9                #16                 #8

Retail
Deposits                            #10                #18                 #6
Secured personal loans               #7                n/a                 #7
Credit cards                         #9                n/a                 #9

Commercial
Commercial lending                  #14                 #8                 #6
Leasing                              #8                #14                 #5
Merchant acquiring                  #10                n/a                #10

RBS  America,  including  the combined  Citizens  and LaSalle,  and the combined wholesale banking activities,  will be the fifth largest banking business in the
US by assets and will have a wide range of  opportunities  for organic growth in the US.

Business Plan

Citizens'  management  has developed a detailed  integration  and business plan, consistent with the principles that have  underpinned its strong track record of
acquisitions,   integrations  and  IT  conversions.   These  principles  include
minimisation  of  disruption  to  customers  and   customer-facing   activities,
conversion to a single  operational  platform,  cost  decisions  based on growth opportunities and selection of the best talent from both organisations.

Citizens  and LaSalle  will be combined in a single bank with an  organisational structure  mirroring the model which has served the RBS Group well in the United
Kingdom.  The combined bank will be organised on a functional  basis,  to ensure focus on both retail banking and commercial banking,  with central manufacturing and support functions.

During the first 45 days after  completion of the proposed Offer,  Citizens will work with the  management of ABN AMRO to verify and expand the  information  and assumptions made on the basis of the limited due diligence access granted before completion.  By Day 45 Citizens  will have  validated a base-lined  plan for the achievement of synergies.

Transaction Benefits

Significant   transaction   benefits  will  be  possible  as  a  result  of  the
acquisition.  Citizens expects to deliver total transaction  benefits which will increase its profit before tax by $1,065 million  (EUR820  million) in the third year after completion of the transaction.  These expected  transaction  benefits have been subject to external review and challenge.

The  combination  of the two banks will  create  significant  scope for  revenue enhancement.  Extension of LaSalle's commercial banking proposition to Citizens'
footprint  provides an important  growth  opportunity.  Enhancement of LaSalle's retail banking  product range and sales and service  processes by application of the Citizens model will generate additional  revenues.  There will also be gains from using the LaSalle wealth management proposition in the Citizens franchise.

As a result of these initiatives,  it is expected that net revenue benefits will increase  profit before tax by $300 million  (EUR231  million) in the third year after  completion of the transaction.  This represents 7% of LaSalle's  revenues and 3% of the combined revenues.

LaSalle's  end-2006  balance  sheet  included $31 billion of  available-for-sale securities including mortgage-backed securities.  These securities are AAA rated and have minimal credit risk, but are subject to  pre-payment  variability.  RBS regards  these  securities  as  attractive  investments,  but  believes  that in
Citizens it already has enough  exposure to this category,  and so on completion intends to reduce the combined  securities  portfolio by $28 billion.  This will reduce  income by an estimated  $155 million  (EUR120  million),  but will limit balance  sheet risk and will  release  capital,  reducing  the amount of capital required for the transaction.

The overall impact of net revenue benefits  amounting to $300 million,  less the income reduction of $155 million resulting from the sale of securities,  will be an increase in profit before tax of $145 million (EUR111 million).

                                            Net Revenue           Number of
                                       Benefits in 2010         Initiatives
Commercial banking                                $130m                  10
Retail banking                                    $140m                  11
Other areas                                        $30m                   3
Total net revenue benefits                        $300m                  24
Sale of securities                              $(155)m
Overall impact on profit before tax               $145m                  24

Citizens  expects to achieve cost savings by converting  to a single  technology and operations  platform,  by  de-duplication  of support  functions and through savings in procurement. Additional cost savings will arise from consolidation of a number of overlapping  activities in asset-based lending,  cash management and consumer finance, and from consolidation of adjacent branches.

As a result of these  initiatives,  Citizens  estimates  that cost  savings will amount to $920 million  (EUR709  million) in the third year after  completion of the transaction.  This represents 35% of LaSalle's  expenses and 16% of combined expenses.

                                          Cost Savings           Number of
                                               in 2010         Initiatives
Manufacturing                                    $320m                   3
Administration and support                       $260m                   6
Efficiency savings                               $120m                  12
Retail                                           $130m                   3
Consumer finance                                  $20m                   5
Commercial and corporate                          $70m                   3
Total cost savings                               $920m                  32

Had these  promised  transaction  benefits  applied in 2006, the pro forma cost:
income  ratio of the  combined  Citizens and LaSalle bank would have been 47.6%, similar to Citizens' 51.5% and significantly lower than LaSalle's 65.9%.

Citizens' confidence that it can achieve these transaction benefits is supported by its track  record in  successful  IT  conversions  and  delivery  of promised benefits in previous transactions.  Over the last 15 years, Citizens has carried out 27 integrations  and many of the Citizens team which will be responsible for
the   integration   of  LaSalle  have  been   involved  in  Citizens'   previous
integrations.

5. International Retail Businesses
ABN AMRO Retail Businesses in Asia, Middle East and Europe

ABN AMRO has an  extensive  network of  branches  in Asia and the  Middle  East, principally to support its  international  cash  management,  payments and trade finance  businesses  for commercial  customers.  Many of these branches are also active in retail banking, although generally only on a limited scale.

ABN AMRO has retail activities in nine markets in Asia and the Middle East(7).

- East Asia: China, Hong Kong, Singapore, Indonesia, Malaysia, Taiwan

- South Asia: India, Pakistan

- Middle East: UAE

The most significant  presence is in India, where ABN AMRO has 27 branches,  and the UAE,  with 17  locations.  The  branches in India are in major  conurbations across the country  and include 6 branches in New Delhi and 3 in Mumbai.  In the
UAE the network is focused on key locations in Abu Dhabi and Dubai.

ABN AMRO also has a presence in Mainland  China,  with 11 branches,  and Taiwan, with 8 branches.  In Pakistan,  ABN AMRO has 12 branches  (excluding Prime Bank, which will be included in the Shared Assets).

The principal product lines currently offered by ABN AMRO in Asia and the Middle
East are mass market retail banking, affluent banking, under the Van Gogh brand, and credit cards. ABN AMRO has about 3.5 million retail customers in the region, including  about 100,000 Van Gogh customers and  approximately  3 million credit cards,  which  are  mainly in Taiwan  and  India,  with  smaller  portfolios  in
Singapore, Indonesia, Hong Kong and the UAE.

ABN AMRO  also has  retail  businesses  in Spain,  Romania  and  Kazakhstan  and stockbroking businesses in India, Australia and New Zealand.

Outlook

RBS believes that there are attractive opportunities for growth, building on ABN
AMRO's established infrastructure to support retail activities in countries with large  populations  and high growth  rates.  However,  RBS notes that the retail businesses  in Asia,  the Middle East and Europe are thinly  spread  across many countries.  RBS estimates that ABN AMRO's retail  businesses in Asia, the Middle
East and Europe,  together  generated income of EUR607 million and profit before tax of EUR88 million in 2006, on an IFRS basis.  Because of limited scale,  some of these retail businesses may have relatively high operating costs and customer acquisition costs, and so lack competitive advantage.

After completion, RBS will analyse the retail activities country by country. RBS expects to focus on growing  significant  retail businesses in selected ABN AMRO countries. Factors affecting the selection of countries will include competitive advantage and scalability of the existing operations,  economic growth rates and the competitive  and regulatory  environment  for financial  services.  RBS also expects to focus on affluent  banking and credit  cards,  products  where RBS is strong in the UK and has  significant  activities  outside the UK, and  products likely to appeal to growing  numbers of affluent  customers in these high growth economies. The existing infrastructure  supporting current accounts provides the possibility of a broader product offering.

RBS will seek to exit retail  businesses  not having  critical  mass or credible growth prospects.

Because of the limited materiality of ABN AMRO's International Retail Businesses in the  context  of this  transaction,  RBS has not at this stage  included  any specific  initiatives  and  transaction  benefits  in its overall  estimates  of revenue benefits and cost savings.

Important Information

In  connection  with the  proposed  Offer,  RBS  expects  to file with the SEC a
Registration Statement on Form F-4, which will constitute a prospectus,  and the
Banks  expect to file with the SEC a Tender  Offer  Statement on Schedule TO and other relevant  materials.  INVESTORS ARE URGED TO READ ANY DOCUMENTS  REGARDING
THE PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE,  BECAUSE THEY WILL CONTAIN
IMPORTANT  INFORMATION.  Investors  will  be  able  to  obtain  a copy  of  such documents,  without charge, at the SEC's website  (http://www.sec.gov) once such documents are filed with the SEC.  Copies of such documents may also be obtained from RBS and the other Banks, without charge, once they are filed with the SEC.

This communication  shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction  in which such offer,  solicitation or sale would be unlawful prior to  registration  or  qualification  under  the  securities  laws  of  any  such jurisdiction. This press release is not an offer of securities for sale into the
United  States.  No offering of  securities  shall be made in the United  States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This  announcement   includes  certain   "forward-looking   statements".   These
statements  are  based  on the  current  expectations  of RBS and are  naturally subject to  uncertainty  and changes in certain  circumstances.  Forward-looking statements include any statements related to the benefits or synergies resulting from a transaction with ABN AMRO and, without limitation,  statements  typically
containing  words  such  as  "intends",  "expects",  "anticipates",   "targets",
"plans",   "estimates"   and  words  of  similar   import.   By  their   nature,
forward-looking  statements involve risk and uncertainty  because they relate to events and depend on  circumstances  that will occur in the future.  There are a number of factors that could cause  actual  results and  developments  to differ materially from those expressed or implied by such  forward-looking  statements.
These  factors  include,  but are not limited to, the presence of a  competitive offer for ABN AMRO,  satisfaction  of any  pre-conditions  or  conditions to the proposed  Offer,  including the receipt of required  regulatory  and  anti-trust approvals,  the successful  completion of the Offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the proposed Offer (including anticipated synergies) not being realized, the separation and integration of ABN
AMRO and its assets and the  integration  of such  businesses  and assets by RBS being materially  delayed or more costly or difficult than expected,  as well as additional  factors,  such as changes  in  economic  conditions,  changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government  actions.  Other unknown or  unpredictable  factors
could   cause   actual   results  to  differ   materially   from  those  in  the
forward-looking  statements.  RBS does not  undertake  any  obligation to update publicly  or  revise  forward-looking  statements,  whether  as a result  of new information, future events or otherwise, except to the extent legally required.

Merrill Lynch  International,  which is  authorised  and regulated in the United
Kingdom by the Financial Services  Authority,  is acting as financial adviser to
Fortis, RBS and Santander and as underwriter for Fortis, RBS and Santander,  and is acting for no one else in connection with the proposed Offer, and will not be responsible  to anyone other than Fortis,  RBS and  Santander  for providing the protections  afforded  to  customers  of  Merrill  Lynch  International  nor for providing advice to any other person in relation to the proposed Offer.

The Royal Bank of Scotland plc,  which is authorised and regulated in the United
Kingdom by the FSA, is also acting as financial adviser to RBS and is acting for no one else in connection with the proposed  Offer,  and will not be responsible to anyone other than RBS for providing the protections  afforded to customers of
The Royal Bank of Scotland plc nor for  providing  advice to any other person in relation to the proposed Offer.

Any Offer made in or into the United  States will only be made by the Banks and/
or RFS Holdings directly or by a dealer-manager that is registered with the SEC.

--------------------------

(1)  Based on undiluted number of shares,  as set out in Appendix IV of Overview of Proposed Offer

(2) On a fully diluted basis

(3)  This estimate is based on the 2006 Report & Accounts of ABN AMRO.  However, as the division of the ABN AMRO Group as set out above does not  correspond to the  Business  Unit  definitions  in ABN AMRO's  2006 Report & Accounts, these estimates are not audited and may not be accurate.

(4)  On a  proforma  proportional  consolidated  basis  Tier 1 ratio of 7.1% and preference content temporarily increased to approximately 40%.

(5)  Consensus  earnings for 2007 based on brokers' notes that included Business
     Unit forecasts for ABN AMRO.

(6)  Return on investment defined as profit after tax plus post-tax  transaction benefits over consideration plus post-tax integration costs.

(7)  Excluding ABN AMRO's 40% stake in Saudi Hollandi which,  although  reported in BU Asia, will be included in the Shared Assets.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:29 May 2007

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat